RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity $ 235,962

Less: Nonallowable assets

Commissions receivables-net of offsetting payable	49,383	
Property, equipment, and software, net	51,662	
Other assets	54,393	
		155,438

Net Capital before haircuts on securities positions (tentative net capital) $ 80,524

Haircuts on Securities

Securities positions	15,640	
		15,640

Net Capital 64,884

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Mininum net capital required 6-2/3% of $239,722 pursuant to Rule 15C3-1   15,981

Minimum dollar net capital requirement of reporting broker/dealer   5,000

Minimum net capital requirements of broker/dealer   15,981

EXCESS NET CAPITAL   48,903

EXCESS NET CAPITAL AT 1,000%   40,912

AGGREGATE INDEBTEDNESS   239,722

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   3.69

See report of independent registered public accounting firm.